UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

Torchlight Energy Resources Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89102U103
(CUSIP Number)

June 6, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.   89102U103

1.	Names of Reporting Persons.
Zenith Petroleum Corporation

I.R.S. Identification Nos. of above persons (entities only).
74-2178865

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐ N/A
(b) ☐ N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization
Texas

Number of	5. Sole Voting Power	1,908,356
Shares Bene-
ficially	6. Shared Voting Power	0
Owned by Each
Reporting	7. Sole Dispositive Power	1,908,356
Person With:
	8. Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,908,356

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) Zenith Petroleum Corporation (CO)

Item 1

(a) Name of issuer:   Torchlight Energy Resources, Inc.

(b) Address of issuer’s principal executive offices:   5700 W. Plano Pkwy., #3600, Plano, TX 75093

Item 2(a).

(a) Name of person filing: Zenith Petroleum Corporation

(b) Address or principal business office or, if none, residence:  7790 E. Arapahoe Rd., #190, Centennial, CO 80112

(c) Citizenship: Zenith Petroleum Corporation is a Texas corporation with its principal place of business in Centennial, CO

(d) Title of class of securities:  Common Stock, $0.001 par value per share (the “Common Stock”)

(e) CUSIP No.: 89102U103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item

1.           Zenith Petroleum Corporation

(a)  Amount beneficially owned: As of June 6, 2014, directly owned:  1,908,356 shares of Common Stock

(b)   Percent of class:  9.7%.  The percentages used herein and in the balance of this Item 4 are rounded to the nearest tenth and based on 19,695,308 shares of the Issuer’s Common Stock outstanding as of June 6, 2014.

(c)   Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:  1,908,356

(ii) Shared power to vote or to direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of:  1,908,356

(iv) Shared power to dispose or to direct the disposition of:  0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certifications

 (c) The following certification shall be included if the statement is filed pursuant to §240.13d–1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 6/25/2014	By:	/s/ Jack M. Johnston
Name: Jack M. Johnston
Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)